Stock Exchange Release - Part 1

LEGAL & GENERAL GROUP PLC

INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2005

HIGHLIGHTS

- Worldwide new business increased by 28%
- Society's resources of £7.6bn exceeded requirement by £4.4bn
- Group funds under management grew to over £181bn
- Profit before tax on an IFRS basis increased to £476m
- Dividend increased by 2.5% to 1.65p per share

£m	EEV[1] basis		IFRS[2] basis	
	1H 05	**1H 04**	**1H 05**	**1H 04**
Operating profit	465	265[3]	299	272
Profit from continuing operations before tax	693	346	476	104
Shareholders' equity	6,173	5,691	3,793	3,398
Worldwide new business APE[4]	652	511	652	511
Contribution from new business[5]	140	130	N/A	N/A
Shareholders' equity per share	95p	87p	58p	52p
Earnings per share (diluted)[6]	4.98p	3.00p	3.15p	3.00p
Interim dividend per share	1.65p	1.61p	1.65p	1.61p

Group Chief Executive, Sir David Prosser, said:

"Legal & General has again produced another good set of results, with excellent sales growth, increased profits and an increased dividend, whilst enhancing its strong capital position.

Our UK retail savings and protection business has continued to take market share, with both life and pensions and unit trusts performing well. We have strong support for our products and services from all distribution channels and we believe our joint venture with Cofunds to develop their multi-manager platform will further strengthen our position for the future.

Legal & General Investment Management has maintained its outstanding record of new business growth and in this half year increased IFRS profits by 38% over the first half of 2004.

With a strong capital base, a broad product range and a powerful distribution franchise, Legal & General is in an exceptional position to continue with its profitable growth strategy."

Notes
[1] European Embedded Value (EEV). The EEV results have been prepared in accordance with the EEV Principles issued in May 2004 by the European CFO Forum.
[2] International Financial Reporting Standards (IFRS).
[3] After a net charge of £176m for experience variances and operating assumption changes principally relating to the adoption of more conservative mortality experience assumptions for annuity business.
[4] Annual Premium Equivalent (APE) is total new annual premiums + 10% of single premiums, including ISAs and unit trusts.
[5] Contribution before tax from new worldwide life and pensions business after the cost of capital.
[6] Based on operating profit after tax and assuming full dilution from the convertible bond issued in 2001.

Full details of the results can be found in Parts 2 (EEV), 3 (IFRS) and 4 (Legal & General Investment Management).

NEW BUSINESS

£m (APE)	1H 05	1H 04	2Q 05	2Q 04
UK life and pensions:				
- individual	349	277	191	146
- group	77	62	27	39
- total	426	339	218	185
UK ISAs and unit trusts	169	115	94	76
Total UK	595	454	312	261
International	57	57	32	35
Worldwide (including unit trusts)	652	511	344	296
New institutional fund management (£m)	6,875	8,743	3,462	3,312

UK

During the first half of the year, new business volumes grew by 31% to £595m APE (1H04: £454m). Within this figure, new life and pensions business grew by 26% to £426m APE (1H04: £339m). Continuing growth in demand for retail products in the second quarter resulted in a 20% growth in total new business over the corresponding period last year to £312m APE (2Q04: £261m) and a 10% growth on the first quarter of 2005.

Individual life

Annual premium sales for mortgage related protection business fell to £43m (1H04: £53m) reflecting the impact of a slowing housing market offset partly by the distribution of our products through Bradford & Bingley, which commenced in January. Other protection business was broadly unchanged at £24m (1H04: £25m). Despite lower overall volumes and increased price competition, we are confident Legal & General will have maintained its market-leading position in life protection business.

Continued strong demand for unit-linked bonds, where first half volumes rose 58% on the corresponding period last year, more than offset the decline in with-profits bond sales. Our Distribution and Property funds continue to be the focus of customer interest but further product initiatives are planned for the second half of the year. In aggregate, single premium sales rose to £1,042m (1H04: £820m), an increase of 27%.

Individual pensions

Individual pension business made further progress. Annual premiums increased by 36% to £83m (1H04: £61m) and single premium new business was up 69% to £948m (1H04: £562m). Sales benefited from growth in both pensions transfers and individual annuity business. We expect the transfer market to remain buoyant ahead of the introduction of pension simplification in April 2006. Our product range will be expanded with the introduction of a new Self Invested Pension Plan in August.

ISAs and Unit trusts

While regular and single payment ISA sales fell, single payment unit trust sales more than doubled to £1,304m. In total, ISA and unit trust sales grew to £169m APE (1H04: £115m). We achieved £27m APE of institutional sales (1H04: £37m) and also benefited from the restructuring of a number of Barclays UK funds, the effect of which was to generate £58m APE in new business to Legal & General.

Group business

Group new business increased by 24% to £77m APE (1H04: £62m), driven by further progress in our group risk business together with strong bulk purchase annuities sales in the first quarter. Group risk new annual premiums of £42m (1H04: £37m) were driven by a particularly strong first quarter when several larger schemes were won. Single premiums for bulk purchase annuity business were £329m (1H04: £230m) from 115 schemes (1H04: 92 schemes).

International
In the USA, new business was lower at £19m APE (1H04: £27m) in more challenging market conditions. New business volumes in Europe were resilient and, including retail investment business, grew to £38m APE (1H04: £30m). Our performance in the Netherlands was driven by growth in single premium sales. In France we achieved good progress in savings and group protection sales.

Legal & General Investment Management
Legal & General Investment Management has maintained its remarkable record of averaging £1bn of new business per month, with new business in the first half totalling £6,875m (1H04: £8,743m, which included one particularly large mandate for £1.7bn). Successes in the current year included sales of £758m of actively managed bonds. Also, £721m of index fund business was generated from overseas customers as we continued to broaden the product range and geographic sources of our business.

PROFIT - EEV BASIS

£m	1H 05	1H 04
Profit from continuing operations:		
UK life and pensions	340	153[1]
International life and pensions	45	31
Institutional fund management	66	51
General insurance	4	17
Other operational income	10	13
Operating profit	**465**	**265**
Variation from longer term investment return	206	80
Effect of economic assumption changes	11	(7)
Property income attributable to minority interests	11	8
Profit from continuing operations before tax	**693**	**346**
Tax	(182)	(100)
Effect of UK tax changes	(276)	-
Profit from continuing operations after tax	**235**	**246**
Profit from discontinued operations	13	2
Profit attributable to minority interests	(11)	(8)
Profit attributable to equity holders	**237**	**240**
Diluted earnings per share[2]	4.98p	3.00p

[1]*After a net charge of £176m for experience variances and operating assumption changes principally relating to the adoption of more conservative mortality experience assumptions for annuity business.*
[2]Based on operating profit after tax.

UK life and pensions
Operating profit was £340m (1H04: £153m). Growth in life and pensions volumes enabled the new business contribution before tax and after the cost of capital to increase to £129m (1H04: £120m). The margin on UK new business (expressed as the value added from new business divided by the present value of new business premiums) was 4.1% (1H04: 5.0%) as the consequence of a different business mix, reduced margins on protection business and the impact of the UK tax changes.

The contribution from in-force business of £152m was closely aligned to the expected return with no significant experience variances or operating assumption changes. In 2004, the in-force value decreased by £38m following the adoption of revised annuitant mortality assumptions.

International life and pensions
Operating profit from international life and pensions business was £45m (1H04: £31m), including a new business contribution of £11m net of the cost of capital (1H04: £10m). The contribution from in-force business was £26m (1H04: £14m).

In the USA, operating profit was £19m (1H04: £11m) despite the level of claims exceeding the assumed level. The contribution from new business in the first half of 2005 was £3m (1H04: £1m) and has been calculated assuming no external financing for Triple X reserves. A securitisation transaction to finance such reserves on 2003 and 2004 new business was implemented successfully in the final quarter of 2004.

The operating profit was £16m in the Netherlands (1H04: £14m) and £10m in France (1H04: £6m). The combined contribution from new business after the cost of capital was £8m (1H04: £9m).

Legal & General Investment Management
The profit from our fund management business grew by 29% to £66m (1H04: £51m), with improved results for both new and in-force business for managed pension funds. The contribution from new managed pension fund business after the cost of capital was £21m (1H04: £17m) reflecting higher average fee rates on that new business. The result for in-force business benefited from both the increased scale of the business and better than assumed persistency.

Group funds under management grew to a record £181bn at 30 June 2005 (30 June 2004: £148bn). Funds under management by Legal & General Investment Management were £178bn (30 June 2004: £146bn) of which £116bn was managed for external clients.

General insurance
Gross written premiums from continuing operations grew 8% to £170m (1H04: £158m) with the growth coming from the household and healthcare business lines.

The operating profit on continuing operations was significantly lower at £4m (1H04: £17m). The main impact was the reduced operating profit of £2m (1H04: £11m) from the household account which reflected higher bad weather claims. Other factors contributing to the overall result were a smaller release of reserves from the mortgage indemnity book and a loss on our motor account.

The previously announced sale of our 90% stake in Gresham Insurance Company Ltd to Barclays Bank PLC was completed on 31 March 2005. The sale and first quarter trading result gave rise to a profit from discontinued operations of £13m after tax.

Other operational income
Other operational income comprises the longer term investment return arising from investments held outside the UK long term fund, interest expense, the results of the Group's other operations and unallocated corporate expenses. The contribution of £10m (1H04: £13m) reflects higher interest expense, the impact of which has been partly offset by lower unallocated corporate and development expenses.

Profit on ordinary activities
The Group's operating profit before tax was £465m (1H04: £265m). The profit from continuing operations before tax, which includes the effect of variances in investment return from the longer term return assumed at the end of 2004, was £693m (1H04: £346m). The investment return on the equity and property portfolio of the UK long term fund was 3.7% above the assumption for the period (1H04: 0.9% above assumption).

On 3 December 2004, we reported that one proposed change to the taxation of UK life business would result in a one-off reduction in the embedded value of our UK long term fund. Legislation was included in the second Finance Act 2005, which received Royal Assent on 20 July 2005. The EEV results are computed assuming current tax rules and any known future changes. The impact is presented in the EEV income statement as additional tax of £276m. The tax charge in the IFRS results does not reflect the change, as it was not substantively enacted at 30 June 2005.

PROFIT - IFRS BASIS

£m	1H 05	1H 04
Profit from continuing operations:		
Life and pensions	241	210
Institutional fund management	44	32
General insurance	4	17
Other operational income	10	13
Operating profit	**299**	**272**
Variation from longer term investment return	50	(26)
Shareholder retained capital (SRC) movement	116	(150)[1]
Property income attributable to minority interests	11	8
Profit from continuing operations before tax	**476**	**104**
Tax	(120)	(30)
Profit from continuing operations after tax	**356**	**74**
Profit from discontinued operations	13	2
Profit attributable to minority interests	(11)	(8)
Profit attributable to equity holders	**358**	**68**
Diluted earnings per share[2]	3.15p	3.00p

[1] After a charge from the previously announced adoption of more conservative mortality reserving assumptions for annuity business, which was partly offset by other releases.
[2] Based on operating profit after tax

Operating profit was £299m (1H04: £272m), benefiting from substantially increased profit from institutional fund management and from the impact of favourable investment variances in overseas life and pensions.

The UK life and pensions operating profit before tax was £183m (1H04: £178m), as the slightly lower with-profits contribution was more than offset by an increased transfer from the non profit business. The accrued transfer from non profit business has been determined by reference to a smoothed investment return on both the shareholder net worth and the embedded value of non profit business, augmented by the distribution in respect of the intra-group subordinated debt capital attributed to the SRC. The external servicing cost of the related debt has been reflected in interest expense reported within other operational income.

The operating profit from our overseas life and pensions businesses was £58m (1H04: £32m). This was primarily as the result of a significantly increased contribution from the Netherlands where, under IFRS, assets but not liabilities are valued at fair value.

Legal & General Investment Management profits grew by 38% to £44m (1H04: £32m). The result reflected the increased scale of the business and tightly controlled costs.

In aggregate, the SRC increased by £116m pre-tax (1H04: a reduction of £150m). This reflected the impact of improved investment returns, the net capital released from the growing book of non profit business and the transfer to shareholders from non profit business. The new business strain on higher volumes of non profit business was broadly offset by the expected release of capital from the existing book of business.

CAPITAL STRENGTH

Legal & General remains one of the strongest companies in its sector. Our capital position underpins our ability to continue to grow new business volumes profitably.

As at 30 June 2005, the value of the assets supporting the UK with-profits business was estimated to have exceeded realistic liabilities by £970m (31 December 2004: £860m). The required Risk Capital Margin (RCM) for the with-profits fund, calculated by reassessing realistic assets and liabilities in financially stressed conditions, was £470m at 30 June 2005 (31 December 2004: £640m). The RCM has fallen significantly, primarily as a result of management actions taken during the first half of 2005 to reduce the with-profits fund's exposure to financial risks.

The total capital resources available to Legal & General Assurance Society Ltd (the Group's main UK operating subsidiary) amounted to £7.6bn at 30 June 2005 (£7.0bn at 31 December 2004), which included an implicit item of £755m in respect of non profit business, and exceeded the total capital requirement by £4.4bn (£4.0bn at 31 December 2004).

At Group level, the Insurance Group Directive capital surplus was £1.9bn in excess of the required capital of £3.4bn.

CHIEF EXECUTIVE SUCCESSION
Tim Breedon was appointed Deputy Group Chief Executive with effect from 1 June 2005. Sir David Prosser will stand down from the Group Board at the end of the year but will remain in the employment of the Group until his retirement in March 2006. Tim Breedon will assume the role of Group Chief Executive from 1 January 2006.

OUTLOOK
The UK market will continue to offer opportunities to grow our business and we expect to outperform the market in the second half. However, second half comparators are more demanding so the growth rate is likely to be lower.

Life protection sales will continue to be impacted by the level of housing market transactions but re-mortgaging activity remains relatively resilient. Unit-linked bond sales have been strong reflecting increasing consumer confidence as equity markets recover. We expect demand for medium term savings products to be further supported by rising equity values and to benefit from the extension of our product range.

Pension sales have been buoyant in the first half and we would expect the Government's initiatives on pension simplification to have a positive impact in 2006. Despite this, the overall level of saving for retirement is insufficient to meet the Government's policy objectives. We look forward to the second report of the Pensions Commission to be published in the autumn, which will make recommendations to address the issues identified in the initial report.

The advent of depolarisation has led advisors to review their distribution models. A number of IFA networks have developed a multi-tie capability and we were pleased that Sesame recently announced Legal & General's inclusion in their multi-tie panel. Home of Choice, the independent mortgage network, has announced today that Legal & General has been appointed to its mortgage protection panel.

Our partnership with Cofunds will allow independent advisors to use the Cofunds platform to offer multi-manager choice within Legal & General bond and pensions products. A Legal & General branded version of the platform will offer that flexibility to tied advisors and has been adopted by Bradford & Bingley for their Portfolio Bond.

These important developments reinforce the strength and breadth of Legal & General's product range and distribution capabilities. We also believe that further market share concentration will provide Legal & General with good opportunities for profitable growth. We have the combination of products, brand, financial strength and distribution to be able to take full advantage of these opportunities.

Enquiries to:
Investors:

Andrew Palmer, Group Director (Finance)	020 7528 6286
Peter Horsman, Head of Investor Relations	020 7528 6362
Nicola Marshall, Investor Relations Manager	020 7528 6263

Media:

John Morgan, Media Relations Director	020 7528 6213
Anthony Carlisle, Citigate Dewe Rogerson	07973 611888

Notes:

- The interim financial information has been reviewed by PricewaterhouseCoopers LLP and prepared in conjunction with our consulting actuaries - Tillinghast Towers-Perrin and, in the USA, Milliman USA.

- Issued share capital at 30 June 2005 was 6,506,191,429 shares of 2.5p each.

- A copy of this announcement can be found in the News and Results section of our Shareholder site at http://investor.legalandgeneral.com/releases.cfm

- A presentation to analysts and fund managers will take place at 09.30 today at Temple Court, 11 Queen Victoria Street, London EC4N 4TP. An audio cast of the presentation will be available later today at http://investor.legalandgeneral.com/presentations.cfm

Financial Calendar:

Ex dividend date for interim dividend	7 September 2005
Record date for interim dividend	9 September 2005
Payment date for interim dividend	3 October 2005
Third quarter new business results	20 October 2005

Note: a Dividend Re-investment Plan is available to shareholders